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                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              ROCKFORD CORPORATION

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                     77316P
                                 (CUSIP Number)

                              Victoria L. Springgay
                              Rockford Corporation
                              600 S. Rockford Drive
                              Tempe, Arizona 85281
                                  480-967-3565
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 17, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  77316P                     13D/A                    PAGE 1 OF 5 PAGES
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   1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         W. Gary Suttle

   2     Check the Appropriate Box if a Member of a Group         (a)
         (See Instructions)                                       (b)X


   3     SEC Use Only

   4     Source of Funds (See Instructions)

         SC, OO, BK

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [   ]


   6     Citizenship or Place of Organization           United States of America

                               7    Sole Voting Power

         Number of                  707,300
          Shares
       Beneficially            8    Shared Voting Power
         Owned by                   21,500
           Each
         Reporting             9    Sole Dispositive Power
        Person With                 707,300

                              10    Shared Dispositive Power

                                    21,500

  11     Aggregate Amount Beneficially Owned by Each Reporting Person    728,800

  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


  13     Percent of Class Represented by Amount in Row (11)                8.6%


  14     Type of Reporting Person (See Instructions)         IN

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SCHEDULE 13D/A

W. Gary Suttle ("Mr. Suttle") hereby amends and supplements the statement on
Schedule 13D previously filed by him on May 9, 2000, with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Rockford Corporation, an Arizona corporation ("Rockford"), beneficially owned by him. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

ITEM 1. SECURITY AND ISSUER.

ITEM 1 OF THE SCHEDULE 13D IS HEREBY AMENDED BY CORRECTING THE FOLLOWING:

The address of the principal executive offices of Rockford is:

600 S. Rockford Drive
Tempe, Arizona 85281

ITEM 2. IDENTITY AND BACKGROUND.

(b) AND (c) OF ITEM 2 OF THE SCHEDULE 13D ARE HEREBY AMENDED BY CORRECTING THE
FOLLOWING:


(b) 600 S. Rockford Drive, Tempe, Arizona 85281

(c) Mr. Suttle is the President and Chief Executive Officer of Rockford Corporation located at 600 S. Rockford Drive, Tempe, Arizona 85281.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3A. OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

a. Mr. Suttle was granted an option to purchase 795,500 shares of Rockford's Common Stock from Monument Investors Limited Partnership ("Monument"), a family partnership controlled by the corporation's director, Mr. T. Bartol. The option was originally granted to Mr. Suttle effective August 1, 1992 and fully vested on August 1, 1995. In connection with Mr. Suttle's January 1, 1999 employment agreement with Rockford Corporation, Monument agreed to extend the term of the options from August 1, 1999 until August 1, 2002. The exercise price of the options increase over time from $0.41 per share if exercised on or before August 1, 1999 to $0.70 per share if exercised after August 1, 1999 and on or before the expiration date.

Pursuant to a Registration Statement and accompanying Prospectus filed on Form S-3 (Registration No. 333-72932) and declared effective by the Securities and Exchange Commission on December 17, 2001, Mr. Suttle has registered and intends to offer up to 395,000 of these Monument option shares for sale. Following the filing of the Form S-3 and before expiration of the options on April 20, 2002, Mr. Suttle intends to exercise the option to purchase all 795,500 shares from Monument.

Pending the sale of the shares under the Registration Statement, Mr. Suttle will use his personal assets to pay the purchase price for the Monument option shares. This may include securing a margin loan on other securities in his account with his broker, Bear Stearns & Company, with the loan on terms made available by Bear Stearns for margin loans. Mr. Suttle has securities in his account sufficient to allow him to borrow on margin the full purchase price for the Monument option shares.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4A. OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

a. Mr. Suttle was granted the options as described above pursuant to Rockford's stock option plans and pursuant to an agreement with Monument. The options were designed as part of his compensation package as CEO of Rockford and he holds such options as investments. Mr. Suttle may exercise the options pursuant to their terms or may make purchases of Rockford's Common Stock from time to time and may dispose of any or all of such shares held by him, individually, at any time.

Under federal tax law, the options from Monument are treated as a non-qualified stock options to Mr. Suttle. As a result, at the time of exercise Mr. Suttle will be deemed to receive income in the amount of the fair market value of the shares on the date of exercise, reduced by the exercise price. Mr. Suttle has registered 395,000 shares pursuant to the filing of a Form S-3. Mr. Suttle intends to sell this number of shares in order to raise net proceeds that will allow him to pay the purchase price of his shares plus the taxes resulting from the exercise of his options. In addition, the sale of the 395,000 shares registered under the filing pursuant to Form S-3 will allow Mr. Suttle to make a small step toward diversifying his portfolio.

As at December 19, 2001, Mr. Suttle exercised the option to acquire 200,000 shares from Monument. He then sold all such shares through his broker, Bear Stearns & Company, pursuant to the Registration Statement and accompanying Prospectus on Form S-3. He still holds 195,000 shares that are registered pursuant to the Form S-3 and may sell up to this amount at a future date.

Mr. Suttle currently intends to retain all shares not registered pursuant to the filing on Form S-3, including at least 400,000 of the Monument option shares and the options he holds directly from Rockford.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the date of this amendment no change has occurred relative to this item.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

None


                                       -4-
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2001





                                  /s/ W. Gary Suttle
                                  ------------------------------------
                                  W. Gary Suttle



                                       -5-

                                  END OF FILING